November 24, 2017

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Isaac Esquivel, Accountant
Office of Real Estate & Commodities

RE:    Whitestone REIT
Form 10-K for the Year Ended December 31, 2016
Filed March 3, 2017
File No. 001-34855

Dear Mr. Esquivel:

Whitestone REIT (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 9, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year Ended December 31, 2016 (the “Annual Report”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-18

1.
We note from your disclosure that Pillarstone OP is determined to be a VIE, which you consolidate as a result of being the primary beneficiary as of December 31, 2016. Please provide us with your analysis of how you determined that you are the primary beneficiary. Please cite applicable guidance in your response.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the determination of the primary beneficiary was made in accordance with Accounting Standards Codification 810 “Consolidation” (“ASC 810”).

The Company has a Controlling Financial Interest in Pillarstone OP.

According to ASC 810-10-25-38, a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

b.The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

a. ASC 810-10-25-38A(a)

Only one reporting entity, if any, can be identified as the primary beneficiary of a VIE, although more than one reporting entity could have obligations and rights with respect to a VIE. According to ASC 810-10-25-38A, “only one reporting entity, if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.” Although Pillarstone REIT, as the general partner of Pillarstone OP, has the legal authority to direct certain activities of Pillarstone OP pursuant to its Amended and Restated Limited Partnership Agreement, the Company believes that it has the power to direct the activities of Pillarstone OP that most significantly impact its economic performance as a result of (1) contractual agreements; and (2) the significant overlap between the boards of trustees of Whitestone REIT and Pillarstone REIT.

Pillarstone OP, through its operating subsidiaries, is currently engaged in investing in, owning and operating commercial properties. As of December 31, 2016, Pillarstone OP’s investment portfolio consisted solely of the real estate assets acquired pursuant to, and certain liabilities assumed in connection with, the Contribution. In connection with the Contribution, Whitestone TRS, Inc. (the “TRS”), a wholly-owned subsidiary of Whitestone OP, entered into a two year management agreement with Pillarstone OP whereby Whitestone OP, through the TRS, has been delegated property management, leasing, day-to-day advisory and administrative services and all rights and duties to provide such services for Pillarstone OP. As a result, Whitestone OP has the power to direct the substantive business decisions that directly impact the day-to-day economic performance of Pillarstone OP’s real estate assets, and therefore the economic performance of Pillarstone OP.

In addition, while the Company acknowledges that the Board of Trustees of Pillarstone REIT, as the general partner of Pillarstone OP, has the power to make decisions regarding future investment opportunities, acquisitions and dispositions by Pillarstone OP, three of the Company’s trustees and officers also serve on the six member board of Pillarstone REIT and the Company’s CEO is also the CEO of Pillarstone REIT, effectively providing members of the Company’s management team with the ability to direct the activities of Pillarstone OP.

b. ASC 810-10-25-38A(b)

The Company believes that it has the obligation to absorb losses of Pillarstone OP and the right to receive benefits from Pillarstone OP, in each case that could potentially be significant to Pillarstone OP, primarily as a result of (1) its ownership of approximately 81% of the equity interests of Pillarstone OP; and (2) its status as a guarantor of Pillarstone OP’s debt obligations.

As of December 31, 2016, Whitestone REIT through Whitestone OP owned 13,591,764 OP units of Pillarstone OP and Pillarstone REIT owned 4,123,242 OP units of Pillarstone OP, giving Whitestone OP approximately 81% ownership of Pillarstone OP and Pillarstone REIT approximately 19% ownership of Pillarstone OP. As such, Whitestone OP has the obligation to receive approximately 81% of Pillarstone OP’s losses and the same right to receive benefits through earnings and distributions on its OP units. In addition, as noted above, as a result of the Contribution, Pillarstone OP’s investment portfolio consisted solely of (1) real estate assets with an aggregate purchase price of approximately $84.0 million and (2) liabilities in an aggregate principal amount of approximately $68.9 million, consisting of approximately $15.4 million of Whitestone OP’s liability under the Facility that was assumed by Pillarstone OP in connection with the Contribution and an aggregate of approximately $53.45 million of promissory notes for which Whitestone OP has provided carveout guarantees. As a result, Whitestone OP is exposed to credit risk in the event that Pillarstone OP defaults on any of its debt obligations, and any such defaults would be significant to Pillarstone OP.

As a result of the foregoing, Whitestone OP determined that it has the power to direct the activities of Pillarstone OP and the obligation to absorb losses and receive benefits from Pillarstone OP, and therefore has a controlling interest in Pillarstone OP, as defined by ASC 810-10-25-38. As a result, the Company fully consolidates the results of Pillarstone OP and Pillarstone REIT accounts for its interest in Pillarstone OP using the equity method of accounting.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (713) 435-2227.

Sincerely,

/s/ David K. Holeman
David K. Holeman
Chief Financial Officer

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com